May 17, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

Re:	Evofem Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-224958)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 15, 2018 and the date hereof, approximately 650 copies of the Preliminary Prospectus dated May 15, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time, on Monday, May 21, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC

CANTOR FITZGERALD & CO.

As representatives of the Underwriters

By:	RBC Capital Markets, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

By:	Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Head of Investment Banking